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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)


                     Seacoast Banking Corporation of Florida
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                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   81170710-8
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                                 (CUSIP Number)

     Dennis S. Hudson, Jr., 157 South River Road, Stuart, Florida 34995
                             Telephone: 561-288-6085
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


------------------------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 81170710-8                  13D                      Page 2 of 6 Pages

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dennis S. Hudson, Jr.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [X]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   Not applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                          7      SOLE VOTING POWER

       NUMBER OF                          114,616 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY
          EACH                            227,272 (1)
       REPORTING          ------------------------------------------------------
         PERSON           9      SOLE DISPOSITIVE POWER
          WITH
                                          114,616 (1)
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          227,272 (1)
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   341,888 (1) (See Item 5 below)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.9% (1)
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14        TYPE OF REPORTING PERSON*

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
(1) The number of shares disclosed in items 7-11 and the percentage in item 13, include shares of Class A Common Stock and shares of Class B Common Stock because the shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time upon request of the holder.


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CUSIP No. 81170710-8                  13D                      Page 3 of 6 Pages


Item 1.       Security and Issuer.

              This statement relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Seacoast Banking Corporation of Florida, a Florida corporation, (the "Company"). The Company's principal executive offices are located at 815 Colorado Avenue, P.O. Box 9012, Stuart, Florida 34955-9012.


Item 2.       Identity and Background.

              Mr. Dennis S. Hudson, Jr. currently resides at 157 South River Road, Stuart, Florida 34995. Mr. Hudson is retired, but continues to serve as a director of the Company and of its subsidiary, First National Bank and Trust Company of the Treasure Coast (the "Bank"). He served as Chairman of the Board of the Company from 1990 until his retirement in June 1998 and he also served as Chairman of the Board of the Bank between 1969 and 1992. Mr. Hudson has been a director of the Company since its formation in 1983 and a director of the Bank since 1954. Mr. Hudson is a citizen of the United States.

              During the last five years, Mr. Hudson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amount of Funds or Other Consideration.

              Not applicable

Item 4.       Purpose of Transaction.

              On January 27, 1999, Mr. Hudson transferred 105,000 shares of Class A Common Stock and 7,500 shares of Class B Common Stock, par value $0.10 per share ("Class B Common Stock"), by way of gift, to his wife, Anne P. Hudson, and she immediately contributed such shares to Sherwood Partners, Ltd., a Florida limited partnership that is a family partnership (the "Partnership"). The Partnership was formed to maintain continuity of control of the Company by Mr. Hudson's family. On January 27, 1999, Mr. Hudson also transferred 105,000 shares of Class A Common Stock and 15,000 shares of Class B Common Stock as a contribution to the Partnership, in exchange for 495 partnership units of which 10 units represent Mr. Hudson's General Partnership interest and 485 units represent his Limited Partnership interest in the Partnership. The value of Mr. Hudson's partnership units is currently being appraised. For further information regarding the Partnership and the interests of the other partners, see Item 5 below.


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CUSIP No. 81170710-8                  13D                      Page 4 of 6 Pages


              The shares of Class B Common Stock have 10 votes per share and are convertible into shares of Class A Common Stock at any time at the request of the holder.

              The Partnership may acquire additional shares of Class A and/or Class B Common Stock from time to time.

Item 5.       Interest in Securities of the Company.

              Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 293,531 shares of the Class A Common Stock, representing approximately 6.4% of the issued and outstanding shares of the Class A Common Stock. With respect to 33,842 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 212,272 shares of Class A Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partners, his wife, Anne P. Hudson, and his son, Dennis S. Hudson, III. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. The remaining 47,417 shares of Class A Common Stock are held by Mr. Hudson's wife in her own name. Mr. Hudson disclaims beneficial ownership of his wife's shares over which he has no voting or dispositive powers.

              Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 119,483 shares of the Class B Common Stock, representing approximately 31.8% of the issued and outstanding shares of the Class B Common Stock. With respect to 80,774 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 15,000 shares of Class B Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partners, his wife, Anne P. Hudson, and his son, Dennis S. Hudson, III. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. The remaining 23,709 shares of Class B Common Stock are held by Mr. Hudson's wife in her own name and Mr. Hudson disclaims beneficial ownership of his wife's shares over which he has no voting or dispositive powers.

              As a General and Limited Partner of the Partnership, Mr. Hudson shares voting and investment powers with the other General Partners, his wife and son. The General Partners together have exclusive control of the Partnership, subject to the approval of two-thirds of the Limited Partners, in certain circumstances. Mrs. Hudson is the only other Limited Partner at this time. As a result of being a General Partner, Mr. Hudson is deemed to be the beneficial owner of all of the shares held by the Partnership, although, as stated above, he disclaims beneficial ownership in all shares held by the Partnership except to the extent of his partnership interests.

              Other than the transfers described in Item 4 above, Mr. Hudson has not engaged in any other transactions relating to the Class A or Class B Common Stock during the 60 day period preceding the date of filing of this statement.


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CUSIP No. 81170710-8                  13D                      Page 5 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Except as described herein, Mr. Hudson has no contract, arrangement, understanding or relationship with any other person with respect to shares of Class A or Class B Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

              Mr. Hudson and his wife contemplate that they will transfer their Limited Partnership interests in the Partnership from time to time to trusts for the benefit of their family members, thereby transferring indirect, beneficial interests in the shares of the Company held by the Partnership.

Item 7.       Material to be Filed as Exhibits.

              None.


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CUSIP No. 81170710-8                  13D                      Page 6 of 6 Pages


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 8, 1999
                                          --------------------------------------
                                                           Date


                                          /s/ Dennis S. Hudson, Jr.
                                          --------------------------------------
                                                           Signature


                                          Dennis S. Hudson, Jr.
                                          --------------------------------------
                                          Name/Title





              Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)


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